

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 29, 2013

<u>Via E- Mail</u>
Steven Malone
Chairman, President and Chief Executive Officer
Findex.com, Inc.
18151 Lafayette Avenue
Elkhorn, NE 68022

      Re: **Findex.com, Inc.**
              Preliminary Information Statement on Schedule 14C
              Filed December 14, 2012
              File No. 000-29963

Dear Mr. Malone:

      Based on your statement in the 8-K/A filed January 28, 2013 that no further action will be taken by you with respect to the above-cited information statement, we have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Maryse Mills-Apenteng

                    Maryse Mills-Apenteng
                    Special Counsel

cc: <u>Via E-Mail</u>
       Michael M. Membrado
       M.M. Membrado, PLLC